PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated August 4, 2011

This prospectus supplement, together with the short form base shelf prospectus dated August 4, 2011 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The debentures offered under this prospectus supplement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the debentures may not be offered or sold within the United States of America, its territories or possessions, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters (as defined herein) have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the debentures (or any right thereto or interest therein) into the United States. Moreover, the Underwriting Agreement (as defined herein) provides that the Underwriters will offer and sell the debentures offered hereunder outside the United States only in accordance with Regulation S under the U.S. Securities Act. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein and therein by reference may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, Telephone (587) 952-3000, and are also available electronically at www.sedar.com. See "Documents Incorporated By Reference".

New Issue	July 10, 2012

Cdn. $300,000,000
6.625% Series C Debentures due July 19, 2022
(Senior Unsecured)

$1,000 per Series C Debenture

Baytex Energy Corp. is hereby qualifying the distribution of Cdn. $300,000,000 aggregate principal amount of 6.625% series C senior unsecured debentures due July 19, 2022 (the "Debentures"). Interest on the Debentures will be payable semi-annually in arrears on January 19 and July 19 in each year commencing January 19, 2013. The semi-annual interest payments will be in an amount equal to $33.125 per $1,000 principal amount. The Debentures will mature on July 19, 2022. Please see "Description of the Debentures" for particulars of the material attributes of the Debentures. In this prospectus supplement (the "Prospectus Supplement"), references to the terms "we", "us", "our", the "Corporation" and "Baytex" refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, unless the context requires otherwise, and references to the term "Baytex Energy" refers to Baytex Energy Ltd., one of our wholly-owned subsidiary entities.

There is no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this Prospectus Supplement. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation. Investing in our securities involves risks that are described in the "Risk Factors" section beginning on page 21 of this Prospectus Supplement and page 35 of the accompanying short form base shelf prospectus dated August 4, 2011 (the "Base Shelf Prospectus"). See "Risk Factors". Prospective investors should also be aware that the purchase of Debentures may have tax consequences in Canada. For a summary of certain income tax considerations for certain holders of Debentures, see "Certain Canadian Federal Income Tax Considerations".

	Price to Public	Underwriters' Fee	Net Proceeds to the Corporation (1)

Per $1,000 principal amount of Debenture	$1,000	$20	$980
Total	$300,000,000	$6,000,000	$294,000,000

 Note:

(1)	Before deducting the expenses of the offering estimated to be approximately $300,000, which together with the Underwriters' Fee (as defined herein), will be paid from the proceeds of the offering.

The Debentures are being conditionally offered by TD Securities Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Desjardins Securities Inc. and Scotia Capital Inc. (collectively, the "Underwriters") as principals, subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement (as defined herein) referred to under the heading "Plan of Distribution" and subject to the approval of certain legal matters on behalf of us by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. See "Plan of Distribution".

TD Securities Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. are wholly-owned subsidiaries of Canadian chartered banks, and Desjardins Securities Inc. is an indirect subsidiary of a co-operative, all of which are lenders to our subsidiary, Baytex Energy, pursuant to the Credit Facilities (as defined herein). Consequently, we may be considered to be a connected issuer to each of these Underwriters for the purposes of securities legislation in certain jurisdictions.

The net proceeds from the sale of the Debentures will be used to fund the redemption of the 2016 Debentures (as defined herein) (principal amount $150 million) and for general corporate purposes. As the 2016 Debentures do not become eligible for redemption until August 26, 2012 (at 104.575% of the principal amount), the net proceeds of the offering may be initially applied as a reduction of indebtedness under the Credit Facilities. See "Use of Proceeds", "Consolidated Capitalization" and "Relationship Among Us and the Underwriters".

In connection with this offering and subject to applicable laws, the Underwriters may effect transactions intended to stabilize or maintain the market price of the Debentures at levels other than those that otherwise might prevail on the open market in accordance with market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Underwriters propose to offer the Debentures initially at the offering price specified above. After a reasonable effort has been made to sell all the Debentures at the price specified, the Underwriters may subsequently reduce the selling price of the Debentures to investors from time to time in order to sell any of the Debentures remaining unsold. Any such reduction will not affect the proceeds received by us. See "Plan of Distribution".

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on July 19, 2012 or on such other date as we and the Underwriters may agree but, in any event, not later than July 31, 2012 and that Debentures will be available for delivery in book-entry form only through the facilities of CDS Clearing and Depository Services Inc. on the date of closing of the offering. Subscribers for Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures.

It is a condition of closing of the offering that the Debentures have received a rating, with no change in outlook, from Moody's Investor Service Inc. of at least B1, and from Standard and Poor's Rating Services, a division of McGraw-Hill Companies (Canada) Corporation, of at least BB-, and have not been placed on a credit watch or a comparable downgrade warning. See "Credit Ratings".

Baytex Energy USA Ltd. ("Baytex USA"), is incorporated under the laws of a foreign jurisdiction outside of Canada. Although Baytex USA has appointed us as its agent for service of process in Canada it may not be possible for investors to enforce judgments obtained in Canada against Baytex USA.

Our head office is located at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0R3 and our registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Debentures we are offering and also adds to, and updates, certain information contained in the Base Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus. The second part, the Base Shelf Prospectus, gives more general information.

You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Base Shelf Prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell the Debentures in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in the Prospectus Supplement and the Base Shelf Prospectus, as well as information we previously filed with the securities regulatory authority in each of the provinces of Canada that is incorporated by reference into this Prospectus Supplement or the Base Shelf Prospectus, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

SELECTED ABBREVIATIONS AND DEFINITIONS 2
UNITS OF EQUIVALENCY 3
FORWARD-LOOKING STATEMENTS 3
EXCHANGE RATES 4
DOCUMENTS INCORPORATED BY REFERENCE 4
SUMMARY OF OFFERING 7
RECENT DEVELOPMENTS 10
USE OF PROCEEDS 10
CONSOLIDATED CAPITALIZATION 11
DESCRIPTION OF THE DEBENTURES 12
EARNINGS COVERAGES 15
CREDIT RATINGS 16
PLAN OF DISTRIBUTION 17
RELATIONSHIP AMONG US AND THE UNDERWRITERS18
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 19
ELIGIBILITY FOR INVESTMENT 21
RISK FACTORS 21
MARKET FOR SECURITIES 25
AUDITORS, TRANSFER AGENT AND REGISTRAR 25
LEGAL MATTERS 26
PURCHASERS' STATUTORY RIGHTS 26
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS 27
CERTIFICATE OF THE CORPORATION C-1
CERTIFICATE OF THE GUARANTORS C-2
CERTIFICATE OF THE AGENTS C-4

TABLE OF CONTENTS FOR BASE SHELF PROSPECTUS

SELECTED ABBREVIATIONS AND DEFINITIONS 2
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 5
PRESENTATION OF FINANCIAL AND OIL AND GAS INFORMATION 6
NON-GAAP FINANCIAL MEASURES 7
ADDITIONAL INFORMATION 8
EXCHANGE RATES 9
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES 9
DOCUMENTS INCORPORATED BY REFERENCE 9
SUMMARY DESCRIPTION OF BUSINESS 11
CONSOLIDATED CAPITALIZATION 12
RECORD OF DIVIDENDS 13
USE OF PROCEEDS 14
DESCRIPTION OF COMMON SHARES 14
DESCRIPTION OF SUBSCRIPTION RECEIPTS AND OTHER CONVERTIBLE SECURITIES 15
DESCRIPTION OF DEBT SECURITIES 16
EARNINGS COVERAGE 32
PLAN OF DISTRIBUTION 33
MARKET FOR SECURITIES 34
LEGAL MATTERS 34
INTEREST OF EXPERTS 35
CERTAIN INCOME TAX CONSIDERATIONS 35
RISK FACTORS 35
PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS 36
EXEMPTIONS FROM CERTAIN SECURITIES REQUIREMENTS 36
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT 37
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS 38
CERTIFICATE OF THE CORPORATION C-1

SELECTED ABBREVIATIONS AND DEFINITIONS

Unless the context otherwise requires, all references in this Prospectus Supplement to "Baytex", the "Corporation", "we", "us" or "our" means Baytex Energy Corp. and its consolidated subsidiaries, any partnership of which Baytex Energy Corp. and its subsidiaries are the partners and our significant equity investments and joint ventures.

All dollar amounts in this Prospectus Supplement are expressed in Canadian dollars, except where otherwise indicated. References to "$" or "Cdn. $" are to Canadian dollars and references to "US$" are to United States dollars.

In this Prospectus Supplement, the following terms shall have the following meanings:

"2016 Debentures" means our $150 million 9.15% series A senior unsecured debentures due August 26, 2016 and issued pursuant to the Canadian Indenture.

"2021 Debentures" means our US$150 million 6.75% series B senior unsecured debentures due February 17, 2021 and issued pursuant to the Canadian Indenture.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

"Baytex Energy" means Baytex Energy Ltd., a corporation amalgamated under the ABCA.

"Baytex USA" means Baytex Energy USA Ltd., a corporation incorporated under the laws of the State of Colorado.

"Board of Directors" means our board of directors.

"BOE" or "boe" means barrel of oil equivalent, using the conversion factor of 6 thousand cubic feet of natural gas being equivalent to one barrel of oil.

"boe/d" means barrel of oil equivalent per day.

"Canadian Indenture" means the amended and restated trust indenture among us, as issuer, Baytex Energy, Baytex Oil & Gas Ltd., Baytex Energy Partnership, Baytex Marketing Ltd. and Baytex Energy USA Ltd., as guarantors, and the Indenture Trustee, dated January 1, 2011, as supplemented by a first supplemental indenture dated February 17, 2011 and which will be supplemented by a second supplemental indenture to be dated as of the closing date of the offering. The 2016 Debentures and the 2021 Debentures were issued under the Canadian Indenture.

"Common Share Rights Incentive Plan" means our Common Share Rights Incentive Plan, as approved by the Board of Directors on October 25, 2010.

"Common Shares" means our common shares.

"Corporate Conversion" means the internal reorganization of the Trust and certain of its subsidiaries which resulted in the conversion of the legal structure of the Trust from a trust to a corporation effective December 31, 2010 pursuant to a plan of arrangement under the ABCA.

"Credit Facilities" means, collectively, the $40 million extendible operating loan facility that Baytex Energy has with a chartered bank and the $660 million extendible syndicated loan facility that Baytex Energy has with a syndicate of chartered banks, each of which constitute a revolving credit facility for a three-year term (to June 14, 2015), which is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time).

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System established by the SEC.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Guarantors" means Baytex Energy, Baytex Marketing Ltd., Baytex Oil & Gas Ltd., Baytex Energy USA Ltd., Baytex Commercial Trust 1, Baytex Commercial Trust 2, Baytex Commercial Trust 3, Baytex Commercial Trust 4, Baytex Commercial Trust 5, Baytex Commercial Trust 6, Baytex Commercial Trust 7, Baytex Holdings Limited Partnership and Baytex Energy Partnership.

"Indenture Trustee" means Valiant Trust Company.

"Moody's" means Moody's Investor Service Inc.

"S&P" means Standard and Poor's Rating Services, a division of McGraw-Hill Companies (Canada) Corporation.

"SEC" means the United States Securities and Exchange Commission.

"SEDAR" means the System for Electronic Document Analysis and Retrieval established by the provincial securities regulatory authorities in Canada.

"Share Award Incentive Plan" means our Share Award Incentive Plan, as approved by the Board of Directors on October 25, 2010 and the holders of trust units of the Trust on December 9, 2010.

"Trust" means Baytex Energy Trust, a trust created under the laws of the Province of Alberta on July 24, 2003 pursuant to the Trust Indenture and which was dissolved into the Corporation on January 1, 2011 in connection with the Corporate Conversion.

"Trust Indenture" means the third amended and restated trust indenture between Valiant Trust Company, and Baytex Energy dated May 20, 2008, as amended by a supplemental indenture dated December 31, 2010.

UNITS OF EQUIVALENCY

The term "BOE" may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

FORWARD-LOOKING STATEMENTS

In the interest of providing potential investors with information about us, including management's assessment of our future plans and operations, certain statements in this Prospectus Supplement are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In addition, certain documents incorporated by reference into this Prospectus Supplement contain forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. Such forward-looking statements speak only as of their respective date and are expressly qualified by this cautionary statement.

Specifically, this Prospectus Supplement contains forward-looking statements relating to: the use of the net proceeds received from the sale of the Debentures; and the redemption of the 2016 Debentures.

The forward-looking statements contained in this Prospectus Supplement are based on certain key assumptions regarding, among other things: completion of the offering and on the timing contemplated. Forward-looking statements contained in certain documents incorporated by reference into this Prospectus Supplement are based on the key assumptions described in such documents. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided in this Prospectus Supplement and in the documents incorporated by reference herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in the documents incorporated herein by reference. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Readers should also carefully consider the matters discussed under the heading "Risk Factors" and in the documents incorporated by reference into this Prospectus Supplement.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law. The forward-looking statements contained in this Prospectus Supplement, and in certain documents incorporated by reference into this Prospectus Supplement, are expressly qualified by this cautionary statement.

EXCHANGE RATES

In this Prospectus Supplement and the documents incorporated herein by reference, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The following tables set forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars in effect at the end of each of the periods indicated; and (ii) the average of exchange rates in effect on the last day of each month during such period, in each case based on the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for United States Dollars.

United States Dollars
	Three Months Ended	Year Ended December 31
	March 31, 2012	2011	2010	2009
Average for the Period (1)	$1.0032	$1.0114	$0.9709	$0.8757
End of Period	$1.0010	$0.9835	$1.0054	$0.9555

Note:

(1)	Determined by averaging the rates on the last business day of each month during the respective period.

On July 6, 2012, the last date for which this information was published, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn. $1.00=US $0.9806.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Baytex at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, Telephone (587) 952-3000.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus as of the date hereof solely for the purpose of offering the Debentures. Other documents are also incorporated by reference or deemed to be incorporated by reference into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full details.

In addition, the following documents, filed by us with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this Prospectus Supplement:

(a)	our revised annual information form for the year ended December 31, 2011 dated May 9, 2012 (the "2011 Annual Information Form");

(b)
our audited consolidated financial statements as at December 31, 2011, December 31, 2010 and January 1, 2010 and for the years ended December 31, 2011 and 2010 together with the notes thereto and our independent auditor's report thereon (collectively, the "2011 Annual Financial Statements");

(c)	our management's discussion and analysis of operating and financial results for the year ended December 31, 2011 (the "2011 Annual MD&A");

(d)
our unaudited interim comparative consolidated financial statements as at March 31, 2012 and for the three month periods ended March 31, 2012 and 2011, together with the notes thereto (the "Q1 2012 Financial Statements");

(e)	our management's discussion and analysis of operating and financial results for the three month period ended March 31, 2012;

(f)	our Information Circular – Proxy Statement dated March 30, 2012 relating to the annual meeting of Shareholders held on May 15, 2012 (the "2012 Information Circular");

(g)
the supplemental disclosure of our oil and gas producing activities prepared in accordance with Accounting Standards Codification 932 "Extractive Activities – Oil & Gas" issued by the United States Financial Accounting Standards Board (the "Supplemental Oil and Gas Disclosures"), which was filed on the SEDAR under the category "Other" on March 29, 2012; and

(h)	our material change report dated May 18, 2012 in respect of the departure of our President and Chief Executive Officer and the appointment of an interim Chief Executive Officer.

Any annual information form, audited consolidated financial statements (together with the auditor's report thereon) and related management's discussion and analysis, information circular, material change reports, business acquisition reports and interim unaudited consolidated financial statements and related management's discussion and analysis subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada after the date of this Prospectus Supplement and prior to the termination of the offering of the Debentures shall be deemed to be incorporated by reference into the Base Shelf Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, that document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, if we specifically state it in the applicable document, we may incorporate by reference into the registration statement of which this Prospectus Supplement forms a part information from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Any statement contained in the Base Shelf Prospectus, in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Base Shelf Prospectus for the purposes of the offering of Debentures will be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Base Shelf Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Base Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

SUMMARY OF OFFERING

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Debentures, see "Description of the Debentures" in this Prospectus Supplement.

At any time prior to July 19, 2015, upon not less than 30 nor more than 60 days' notice, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Debentures at a redemption price of 106.625% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds received by us from one or more public equity offerings. We may only do this, however, if: (a) at least 65% of the aggregate principal amount of Debentures we initially issued would remain outstanding immediately after the proposed redemption; and (b) the redemption occurs within 75 days after the closing of the public equity offering in question.
At any time prior to July 19, 2017, we may also redeem all or part of the Debentures, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined herein) and accrued and unpaid interest to the redemption date.
We may also redeem all or part of the Debentures after July 19, 2017 and prior to maturity upon not less than 30 nor more than 60 days' prior notice. These redemptions will be in amounts of $1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing July 19 of the years set forth below. This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Issuer:	Baytex Energy Corp.
Debentures Offered:	Cdn. $300,000,000 aggregate principal amount of Debentures.
Issue Price:	$1,000 per Debenture.
Interest:	6.625% per annum.
Interest Payment Dates:
January 19 and July 19 in each year commencing January 19, 2013. The semi-annual interest payments will be in an amount equal to $33.125 per $1,000 principal amount. While the Debentures are represented by a global security certificate, the record date for the payment of interest will be the close of business five business days preceding the relevant interest payment date.

Maturity:	July 19, 2022.
Ranking:
The Debentures will be our senior unsecured obligations and will rank equally and rateably with all of our existing and future senior unsecured indebtedness, including the 2016 Debentures and the 2021 Debentures.

Guarantee:
The Debentures will be guaranteed by certain of our wholly owned subsidiaries. These guarantees are intended to eliminate structural subordination, which arises as a consequence of certain of our assets being held in various subsidiaries. See "Description of the Debentures – Guarantee".

Credit Ratings:
Moody's has assigned a credit rating of B1 to the Debentures. S&P has assigned a credit rating of BB- to the Debentures. See "Credit Ratings".
It is a condition of closing of the offering that the Debentures have received a rating, with no change in outlook, from Moody's of at least B1, and from S&P of at least BB-, and have not been placed on a credit watch or a comparable downgrade warning. See "Credit Ratings".

Optional Redemption:
At any time prior to July 19, 2015, upon not less than 30 nor more than 60 days' notice, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Debentures at a redemption price of 106.625% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds received by us from one or more public equity offerings. We may only do this, however, if: (a) at least 65% of the aggregate principal amount of Debentures we initially issued would remain outstanding immediately after the proposed redemption; and (b) the redemption occurs within 75 days after the closing of the public equity offering in question.
At any time prior to July 19, 2017, we may also redeem all or part of the Debentures, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined herein) and accrued and unpaid interest to the redemption date.
We may also redeem all or part of the Debentures after July 19, 2017 and prior to maturity upon not less than 30 nor more than 60 days' prior notice. These redemptions will be in amounts of $1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing July 19 of the years set forth below. This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Year	Redemption Price
2017	103.313%
2018	102.208%
2019	101.104%
2020	100%
2021	100%

See "Description of the Debentures – Optional Redemption".
Change of Control:
We will be required to make an offer to repurchase the Debentures at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control (as defined herein). See "Description of the Debentures – Change of Control".

7 Certain Covenants:
The Canadian Indenture governing the Debentures will restrict the ability of us and our subsidiaries to incur additional indebtedness and liens and to consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis. These covenants are subject to important qualifications and limitations. See "Description of Debentures – Covenants".

Purchase for Cancellation:	The Debentures may be purchased by us for cancellation at any time in the market or by tender or private contract.
Use of Proceeds:
The net proceeds from the sale of the Debentures, estimated to be $293.7 million (after payment of the Underwriters' Fees (as defined herein) and the estimated expenses of the offering), will be used to fund the redemption of the 2016 Debentures (principal amount $150 million) and for general corporate purposes. As the 2016 Debentures do not become eligible for redemption until August 26, 2012 (at 104.575% of the principal amount), the net proceeds of the offering may be initially applied as a reduction of indebtedness under the Credit Facilities. See "Use of Proceeds", "Consolidated Capitalization" and "Relationship Among Us and the Underwriters".

Risk Factors:	Investing in the Debentures involves certain risks. You should carefully consider the information in the "Risk Factors" sections of the Base Shelf Prospectus and this Prospectus Supplement.
8 Governing Law:	The Debentures and the Canadian Indenture will be governed by the laws of the Province of Alberta.
Underwriters:	TD Securities Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Desjardins Securities Inc. and Scotia Capital Inc.

RECENT DEVELOPMENTS

On May 22, 2012, our indirect, wholly-owned subsidiary, Baytex USA, completed the sale of its non-operated interests in North Dakota (the "ND Assets") for cash proceeds of US$312 million (net of adjustments). The ND Assets included approximately 950 boe/d of Bakken light oil production (based on first quarter 2012 field estimates) and 149,700 (50,400 net) acres of land, of which approximately 24% was developed.

Section 1031 of the United States Internal Revenue Code provides the ability to defer in whole or in part the payment of federal income taxes on a gain on disposition in the event that the sale proceeds are redeployed into a replacement property which is indentified within 45 days of closing of the disposition and ultimately acquired within 180 days of the closing of the disposition. In order to potentially avail itself of this provision, Baytex USA has identified certain properties and deposited US$199.5 million of the proceeds from the sale of the ND Assets into an escrow account. In the event that a replacement property is not acquired by November 18, 2012, the escrowed funds will be returned to Baytex USA.

USE OF PROCEEDS

The net proceeds from the sale of the Debentures are estimated to be $293.7 million, after deducting the fee payable to the Underwriters (the "Underwriters' Fee") of $6 million and the estimated expenses of the offering of $0.3 million.

The net proceeds from the sale of the Debentures will be used to fund the redemption of the 2016 Debentures (principal amount $150 million) and for general corporate purposes. As the 2016 Debentures do not become eligible for redemption until August 26, 2012 (at 104.575% of the principal amount), the net proceeds of the offering may be initially applied as a reduction of indebtedness under the Credit Facilities, as described in Note 3 under the heading "Consolidated Capitalization". See "Relationship Among Us and the Underwriters".

Baytex Energy's current indebtedness under the Credit Facilities, which totalled approximately $326.9 million as at March 31, 2012, has been incurred in the normal course of business and operations in connection with previous capital and other expenditures. For the year ended December 31, 2011, we incurred $516.6 million of capital expenditures, including $367.8 million for exploration and development and $148.8 million on acquisitions (net of dispositions). See "Description of Our Business and Operations – Other Oil and Gas Information – Costs Incurred" in the 2011 Annual MD&A. We funded the capital expenditures during these periods with the use of the Credit Facilities and the cash generated by our operations.

The use of the net proceeds is consistent with our stated business objective of reducing our financing costs and increasing our financial liquidity. Other than the successful completion of the offering, there is no particular significant event or milestone that must occur for these objectives to be accomplished.

While we intend to use the net proceeds as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management believes are in our best interests.

CONSOLIDATED CAPITALIZATION

The following table sets forth, as at March 31, 2012, our pro forma consolidated capitalization before and after giving effect to the offering of the Debentures and the redemption of the 2016 Debentures.

	As at March 31, 2012 before giving effect to the offering of the Debentures	As at March 31, 2012 after giving effect to the offering of the Debentures (1)	As at March 31, 2012 after giving effect to the offering of the Debentures and the redemption of the 2016 Debentures (1)(2)
(amounts in $000s, except where noted)

Debt:
Credit Facilities (3) (4)	$326,889	$33,189	$190,052
2016 Debentures (5)	$150,000	$150,000	-
2021 Debentures (5)	US$150,000	US$150,000	US$150,000
Offered Debentures (6)	-	$300,000	$300,000
Shareholders' Capital:
Common Shares (unlimited) (7)	$1,730,666 (118,905,000 shares)	$1,730,666 (118,905,000 shares)	$1,730,666 (118,905,000 shares)

Preferred Shares (10,000,000)	-	-	-

 Notes:

(1)	Assumes the estimated net proceeds from the offering of $293.7 million will be used to repay existing indebtedness under the Credit Facilities.
(2)
The 2016 Debentures are redeemable on not less than 30 nor more than 60 days' notice commencing on August 26, 2012 at a redemption price equal to 104.575% of the principal amount. Assumes that $156.9 million is drawn on the Credit Facilities to fund the redemption of all of the 2016 Debentures (principal amount $150 million).

(3)
As at March 31, 2012, Baytex Energy had a $40 million extendible operating loan facility with a chartered bank and a $660 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility for a three-year term (to June 14, 2014), which is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the Credit Facilities was extended to June 14, 2015. The Credit Facilities contain standard commercial covenants for facilities of this nature. The Credit Facilities do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The Credit Facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by Baytex and certain material restricted subsidiaries. The Credit Facilities do not include a term-out feature or a borrowing base restriction. The Credit Facilities contain restrictions on Baytex Energy's ability to make distributions to us, including the declaration or payment of any dividend or distribution to us as the holder of the capital stock of Baytex Energy and the payment of interest or principal on subordinated debt owed to us. Baytex Energy and its subsidiaries are restricted from making distributions to us when (i) a default or event of default under the Credit Facilities has occurred and is continuing, or (ii) distributions would be reasonably expected to have a material adverse effect on or impair the ability of Baytex Energy to fulfill its financial obligations to its lenders under the Credit Facilities. See also "Risk Factors – Risks Related to our Business and Operations – Our bank credit facilities will need to be renewed prior to June 14, 2014 and failure to renew, in whole or in part, or higher interest charges will adversely affect our financial condition" in the Annual Information Form. Baytex Energy is in compliance in all material respects with the terms of the agreements governing the Credit Facilities.

(4)	Does not include working capital deficit of $87.2 million as at March 31, 2012 and the application of the proceeds from the sale of the ND Assets of US$312 million. See "Recent Developments".
(5)
The 2016 Debentures were issued on August 26, 2009, bear interest at a rate of 9.15% and mature on August 26, 2016. The 2021 Debentures were issued on February 17, 2011, bear interest at a rate of 6.75% and mature on February 17, 2021. For information regarding the 2016 Debentures and the 2021 Debentures, see the 2011 Annual Information Form and note 13 to the 2011 Annual Financial Statements, which are incorporated by reference herein.

(6)	See "Description of the Debentures" for a description of the Debentures.
(7)
As at March 31, 2012, we had 2,459,000 rights to acquire Common Shares (issued pursuant to the Common Share Rights Incentive Plan) outstanding. In addition, as at March 31, 2012, we had 467,000 restricted awards and 324,000 performance awards (granted pursuant to the Share Award Incentive Plan) outstanding. For descriptions of the Common Share Rights Incentive Plan and the Share Award Incentive Plan, see "Executive Compensation – Share Award Incentive Plan" and "Executive Compensation – Common Share Rights Incentive Plan" in the 2012 Information Circular, which is incorporated by reference herein.

DESCRIPTION OF THE DEBENTURES

The Debentures will be issued under the Canadian Indenture. The Canadian Indenture authorizes us to issue an unlimited aggregate principal amount of Debt Securities (as defined in the Canadian Indenture) in one or more series. The terms of the Debentures will be set out in the Canadian Indenture.

The following is a summary of the material terms of the Debentures, which does not purport to be complete. For full particulars of such terms, including certain defined terms, reference should be made to the Canadian Indenture, a copy of which is accessible on the SEDAR website at www.sedar.com (filed on January 1, 2011 and February 22, 2011). A copy of the second supplemental indenture will be filed on SEDAR on or about the closing date of the offering.

 General

The Debentures will be issued in $1,000 denominations or integral multiples thereof and will be dated July 19, 2012, will bear interest at the rate of 6.625% per annum, payable in semi-annual instalments on January 19 and July 19 in each year, with the first payment of interest due on January 19, 2013 and will mature on July 19, 2022. The semi-annual interest payments will be in an amount equal to $33.125 per $1,000 principal amount of Debentures. While the Debentures are represented by a global security certificate, the record date for the payment of interest will be the close of business five business days preceding the relevant interest payment date. If the Debentures cease to be represented by a global security certificate, we may select a record date which will be a date that is at least 10 business days preceding an interest payment date.

The Debentures will be our senior unsecured obligations and will rank equally and rateably with all of our existing and future senior unsecured indebtedness, including the 2016 Debentures and the 2021 Debentures.

 Guarantee

The Debentures will be jointly and severally guaranteed by all of our Restricted Subsidiaries that directly or indirectly, guarantee, assume or in any other manner become liable for the payment of any of our Indebtedness or that of any other Restricted Subsidiary under the Senior Secured Credit Facilities (which guarantors, at the closing date of the offering, are expected to be the Guarantors). In the case of default by us, the Indenture Trustee will, subject to the Canadian Indenture, seek redress from such guarantors for the guaranteed obligations. These guarantees are intended to eliminate structural subordination, which arises as a consequence of certain of our assets being held in various Subsidiaries. A guarantor may be released from its guarantee in certain circumstances, including, where it no longer remains a majority owned Subsidiary of us or where it becomes an Unrestricted Subsidiary pursuant to the Canadian Indenture. See also "Risk Factors – Relating to an Investment in the Debentures – Structural Subordination of the Debentures".

For consolidating summary financial information for us, presented with a separate column for each of us, the Guarantors on a combined basis, our remaining Subsidiaries on a combined basis, consolidating adjustments and the total consolidated amounts, see Note 17 to the Q1 2012 Financial Statements and Note 30 to the 2011 Annual Financial Statements which are incorporated into this Prospectus Supplement by reference.

 Optional Redemption

At any time prior to July 19, 2015, upon not less than 30 nor more than 60 days' notice, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Debentures at a redemption price of 106.625% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds received by us from one or more public equity offerings. We may only do this, however, if:

(a)	at least 65% of the aggregate principal amount of Debentures initially issued would remain outstanding immediately after the proposed redemption; and

(b)	the redemption occurs within 75 days after the closing of the public equity offering in question.

At any time and from time to time prior to July 19, 2017, we may also, at our option, redeem all or part of the Debentures, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

We may also redeem all or part of the Debentures after July 19, 2017 and prior to maturity upon not less than 30 nor more than 60 days' prior notice. These redemptions will be in amounts of $1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing July 19 of the years set forth below. This redemption is subject to the right of holders of the Debentures of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Year	Redemption Price
2017	103.313%
2018	102.208%
2019	101.104%
2020	100%
2021	100%

Where less than all of the Debentures are to be redeemed pursuant to their terms, the Debentures to be so redeemed will be redeemed on a pro rata basis according to the principal amount of Debentures registered in the respective name of each holder of Debentures or in such other manner as the Indenture Trustee may consider equitable.

For the purpose of the foregoing redemption provisions, the following terms will be defined in the Canadian Indenture substantially as follows:

"Applicable Redemption Premium" means, with respect to any Debenture on any redemption date, the greater of: (i) 1.00% of the principal amount of the Debenture; and (ii) the excess of: (A) the Discounted Value at such redemption date of the Remaining Scheduled Payments of such Debenture, determined by discounting, on a semi-annual basis, such amounts from the dates on which they would have been payable at a rate equal to the Reinvestment Yield; and (B) the principal amount of the Debenture;

"Called Principal" means, with respect to any Debenture, the principal of such Debenture that is to be prepaid pursuant to an optional redemption;

"Discounted Value" means, with respect to the Called Principal of any Debentures, the amount obtained by discounting, on a semi-annual basis, all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the date of calculation of the redemption price with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Debentures is payable) equal to the Reinvestment Yield with respect to such Called Principal;

"Reinvestment Yield" means, with respect to the Called Principal of any Debenture, the sum of (i) 1.00% per annum; plus (ii) the yield to maturity implied by the yields reported, as of 10:00 a.m. (Toronto time) on the third business day preceding the date of calculation of the redemption price with respect to such Called Principal, as quoted by two major Canadian investment dealers for actively traded Government of Canada securities having a maturity equal to such Called Principal as of such date of calculation of the redemption price; and

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Debenture, all payments of such Called Principal and interest thereon that would be due after the date of calculation of the redemption price with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such date of calculation of the redemption price is not a date on which interest payments are due to be made under the terms of such Debentures, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such date of calculation of the redemption price and required to be paid on such date.

 Depository Services

Except as otherwise provided below, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through participants ("Participants") in the depository service of CDS Clearing and Depository Services Inc. or a successor ("CDS"), which include securities brokers and dealers, banks and trust companies. On the closing date of the offering, we will cause a global certificate or certificates representing the Debentures (each, a "Global Debenture") to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of a Debenture will be entitled to a certificate or other instrument from us or CDS evidencing that Debtholder's ownership thereof, and no Debtholder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such Debtholder. Each Debtholder will receive a customer confirmation of purchase from the registered dealer from which the Debenture is purchased in accordance with the practices and procedures of that registered dealer. Practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures.

Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee if: (i) we determine that CDS is no longer willing or able to discharge properly its responsibilities as depository and we are unable to locate a qualified successor; (ii) we, at our option, elect, or are required by law, to terminate the book-entry system through CDS or such book-entry system ceases to exist; or (iii) after the occurrence of an Event of Default which is continuing, holders of Debentures representing beneficial interests aggregating over 50% of the outstanding principal amount of Debentures determine that the continuation of the book-entry system is no longer in their best interests.

 Transfers

Transfers of ownership in the Debentures will be effected only through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Debtholders who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Debentures may do so only through Participants.

The ability of a Debtholder to pledge a Debenture or otherwise take action with respect to such Debtholder's interest in a Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

 Payment of Interest and Principal

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Debenture, payments of interest and principal on each Global Debenture will be made to CDS as registered holder of the Global Debenture. Interest payments on the Global Debenture will be made by cheque dated the date interest is payable and delivered to CDS two days before the date interest is payable. Payments of interest may also be made by electronic funds transferred to CDS at our option. Principal payments on the Global Debenture will be made by cheque dated the maturity date delivered to CDS at maturity against receipt of the Global Debenture. As long as CDS is the registered holder of the Global Debenture, CDS will be considered the sole owner of the Global Debenture for the purpose of receiving payment on the Debentures and for all other purposes under the Canadian Indenture and the Debentures.

We expect that CDS, upon receipt of any payment of principal or interest in respect of a Global Debenture, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of CDS. We also expect that payments of principal and interest by Participants to the owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. Our responsibility and liability and the Indenture Trustee in respect of Debentures represented by the Global Debenture is limited to making payment of any principal and interest due on such Global Debenture to CDS.

If the date for payment of any amount of principal or interest on any Debenture is not a business day at the place of payment, then payment will be made on the next business day and the holder of the Debenture will not be entitled to any further interest or other payment in respect of the delay.

 Financial Information

We have covenanted in the Canadian Indenture to provide the Indenture Trustee and Debtholders, a copy of all our financial statements, whether annual or interim, and the report (if any) of our auditors thereon and the associated "Management's Discussion and Analysis of Financial Condition and Results of Operations" at the same time as they are required to be filed under applicable securities legislation, which will be deemed to have been provided to the Indenture Trustee and the Debtholders once filed on SEDAR.

Other Provisions

Reference should be made to the "Description of Debt Securities" in the Base Shelf Prospectus for a summary which describes certain general terms and provisions of the Debentures, including, without limitation: (i)  the ranking of the Debentures; (ii) our ability to purchase the Debentures; (iii) various covenants in favour of holders of the Debentures, including, but not limited to, our continuing existence, maintenance of our properties and assets; and insurance matters, payment of taxes and other claims, limitations on certain asset sales, limitations on certain transactions with affiliates, limitations on dividends and other payments affecting Restricted Subsidiaries; (iv) events of default; (v) acceleration on maturity; (vi) change of control; (vii) defeasance; and (viii) modification and waiver.

EARNINGS COVERAGES

After giving pro forma effect to this offering and the other changes in indebtedness subsequent to the calculation period as if the changes had occurred at the beginning of the calculation period, and all servicing costs that have been, or are expected to be, incurred in connection therewith and assuming the retirement of certain other indebtedness, our pro forma interest requirements for the 12 months ended December 31, 2011 and the 12 months ended March 31, 2012 were $36.4 million and $36.2 million, respectively, and our net income before deducting interest and income taxes for such periods was $366.23 million and $304.43 million, respectively, being approximately 10.1 times and 8.4 times of our pro forma interest requirements for such periods.

The following table sets out the pro forma earnings coverage ratios discussed above.

($ thousands, except Earnings Coverage Ratio)	Pro forma for the 12 months ended December 31, 2011 (1)	Pro forma for the 12 months ended March 31, 2012 (1)

Interest Expense	36,413	36,213
Capitalized Interest	nil	nil
Denominator for Earnings Coverage Ratio	36,413	36,213

Net Income	258,437	216,438
Non-Controlling Interest	nil	nil
Income Taxes	71,381	51,774
Interest Expense	36,413	36,213
Numerator for Earnings Coverage Ratio	366,231	304,425

Earnings Coverage Ratio	10.1 times	8.4 times

 Note:

(1)
Includes a full 12 months of pro forma interest expense on indebtedness incurred subsequent to the end of the calculation period as if the indebtedness was incurred at the beginning of the calculation period but gives no credit to income derived from the associated use of proceeds other than interest savings on the repayment, redemption or retirement of other indebtedness.

CREDIT RATINGS

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Specifically, credit ratings affect our ability to obtain short-term and long-term financing and the cost of such financing. A reduction in our current credit ratings by the rating agencies, particularly a downgrade below the current ratings or a negative change in the ratings outlook, could adversely affect our cost of financing and our access to sources of liquidity and capital. In addition, changes in credit ratings may affect our ability to, and the associated costs of: (i) enter into ordinary course derivative or hedging transactions and may require us to post additional collateral under certain of its contracts; and (ii) enter into and maintain ordinary course contracts with customers and suppliers on acceptable terms.

S&P and Moody's provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments.

Baytex Energy has been assigned a corporate credit rating of BB/Positive and our Debentures have been assigned a credit rating of BB- by S&P. S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt rated ''BB'' is considered less vulnerable to non-payment than other speculative issues, however it faces ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inability to meet its financial obligations. The ratings from AA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. In addition, S&P may add a rating outlook of "positive", "negative" or "stable" which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Baytex Energy has been assigned a corporate family credit rating of Ba3 and our Debentures have been assigned a credit rating of B1, each with a stable outlook, by Moody's. Moody's credit ratings are on a long-term debt rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, securities rated ''B'' are considered speculative and are subject to high credit risk. Moody's appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of its generic rating category.

It is a condition of closing of the offering that the Debentures have received a rating, with no change in outlook, from Moody's of at least B1 and from S&P of at least BB-, and have not been placed on a credit watch or a comparable downgrade warning.

The credit ratings accorded to Baytex Energy and us by S&P and Moody's are not recommendations to buy, hold or sell any of our securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency at any time in the future if in its judgment circumstances so warrant.

We have made payments to S&P and Moody's in connection with the assignment of ratings to our long-term debt of and will make payments to S&P and Moody's in connection with the confirmation of such ratings for the purposes of the offering of Debentures under this Prospectus Supplement.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated July 10, 2012 among us and the Underwriters, we have agreed to sell, and the Underwriters have agreed to purchase as principals, on the closing date for the offering, subject to compliance with all necessary legal requirements and with the terms and conditions of the Underwriting Agreement, Cdn. $300 million aggregate principal amount of Debentures at a price of $1,000 per Debenture. The expenses of the offering, not including the Underwriters' fee, are estimated to be $300,000 and are payable by us.

The Underwriting Agreement provides that we will pay the Underwriters a fee equal to 2% of the gross proceeds from the sale of the Debentures for the services of the Underwriters in connection with the offering. The terms and price of the Debentures were established through negotiation between us and TD Securities Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint or joint and several and may be terminated at their discretion on the occurrence of certain stated events.

If an Underwriter other than TD Securities Inc. and RBC Dominion Securities Inc. fails to purchase the Debentures which it has agreed to purchase, TD Securities Inc. and RBC Dominion Securities Inc. have agreed to purchase such Debentures on the basis of 50% each; provided that TD Securities Inc. and RBC Dominion Securities Inc. will have the right to ask the remaining Underwriters to purchase severally in such proportions as they may agree upon with TD Securities Inc. and RBC Dominion Securities Inc., the Debentures which would otherwise have been purchased by the Underwriters which fail to purchase. In the event that either or both of TD Securities Inc. and RBC Dominion Securities Inc. fails or refuses to purchase its respective percentage of the Debentures, the remaining Underwriters shall have the right, but not the obligation, to purchase severally, on a pro rata basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Debentures which would otherwise have been purchased by the Underwriters which fail to purchase. Under the Underwriting Agreement, we shall not be obliged to sell to the Underwriters, nor shall the Underwriters be obliged to purchase, less than all of the Debentures that the Underwriters have agreed to purchase. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that we will indemnify the Underwriters and their directors, officers, agents, shareholders, employees and affiliates against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof.

The Underwriters propose to offer the Debentures initially at the offering price specified above. After a reasonable effort has been made to sell all the Debentures at the price specified, the Underwriters may subsequently reduce the selling price of the Debentures to investors from time to time in order to sell any of the Debentures remaining unsold. Any such reduction will not affect the proceeds received by us.

Pursuant to the Underwriting Agreement, we have agreed not to not issue or sell Debentures or any other senior unsecured debentures of the Corporation (or agree to do so or publicly announce any intention to do so), at any time prior to 90 days after the Closing Date, unless (i) the issue or sale or the proposed issue or sale is made pursuant to this Agreement; or (ii) we have obtained the prior written consent of TD Securities Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters.

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about July 19, 2012 or on such other date as we and the Underwriters may agree but, in any event, not later than July 31, 2012 and that Debentures will be available for delivery in book-entry form only through the facilities of CDS on or about the date of closing of the offering. Purchasers of Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures.

There is currently no public market for the Debentures. We do not intend to apply for listing of the Debentures on any national securities exchange or for quotation of the Debentures on any automated dealer quotation system. In connection with the offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Debentures at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may make a market in the Debentures after the completion of the offering. However, they are under no obligation to do so and may discontinue market making activities at any time without notice. We cannot assure the liquidity of any trading market for the Debentures or that an active public market for the Debentures will develop. If any active trading market for the Debentures does not develop, the market price and liquidity of the Debentures may be adversely affected.

The Debentures offered herein have not been, and will not be, registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States absent registration except pursuant to an applicable exemption from the registration requirements of the U.S. Securities Act, and applicable state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement and except for offers and sales made by us pursuant to an available exemption from the registration requirement of the U.S. Securities Act, the Debentures may not be offered or sold within the United States. Each Underwriter has agreed that it will not offer or sell Debentures within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act in accordance with Rule 144A under the U.S. Securities Act ("Rule 144A") and exempt from registration under applicable state securities laws. The Underwriting Agreement provides that the Underwriters may offer and re-sell the Debentures that they have acquired pursuant to the Underwriting Agreement to "qualified institutional buyers" (as such term is defined in Rule 144A) in the United States in accordance with Rule 144A under the U.S. Securities Act. The Underwriting Agreement also provides that the Underwriters will offer and sell the Debentures outside the United States in accordance with Regulation S under the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Debentures within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirement of the U.S. Securities Act, unless such offer or sale is made pursuant to an exemption from registration under the U.S. Securities Act.

RELATIONSHIP AMONG US AND THE UNDERWRITERS

TD Securities Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. are wholly-owned subsidiaries of Canadian chartered banks, and Desjardins Securities Inc. is an indirect subsidiary of a co-operative, all of which are lenders (the "Lenders") to our subsidiary, Baytex Energy, and to which Baytex Energy is indebted pursuant to the Credit Facilities. See Note 3 under the heading "Consolidated Capitalization" for a description of the Credit Facilities. Our indebtedness under the Credit Facilities totalled approximately $326.9 million as at March 31, 2012. We are in compliance with the Credit Facilities and the Lenders have not waived a breach of the Credit Facilities since it was executed. We may be considered to be a "connected issuer" of each of these Underwriters for the purposes of securities regulations in certain provinces. The decision to distribute the Debentures hereby and the determination of the terms of distribution were made through negotiations between us, and TD Securities Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the issuance and terms thereof. As a consequence of the offering, each of the Underwriters will receive its share of the Underwriters' Fee payable by us to the Underwriters. The net proceeds of the offering will be used to repay existing indebtedness under our Credit Facilities and for general corporate purposes. See "Use of Proceeds".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, and McCarthy Tétrault LLP, counsel to the Underwriters, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and regulations thereunder (together, the "Tax Act") generally applicable to a holder of Debentures (a "Holder") who acquires Debentures pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada, holds the Debentures as capital property and deals at arm's length and is not affiliated with the Corporation. Generally, the Debentures will be considered capital property to a holder provided that the holder does not hold the Debentures in the course of carrying on a business of buying and selling securities and has not acquired them as an adventure or concern in the nature of trade. Certain holders whose Debentures might not otherwise qualify as capital property in certain circumstances, be entitled to have such Debentures and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Holders should consult their own tax advisors having regard to their own particular circumstances.

This summary is not applicable to a Holder (i) that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) that is a "specified financial institution" (as defined in the Tax Act), (iii) an interest in which is a "tax shelter investment" (as defined in the Tax Act), or (iv) that has elected to have the "functional currency" reporting rules under the Tax Act apply. Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the facts set out in this Prospectus Supplement, the current provisions of the Tax Act, in force at the date of this Prospectus Supplement, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency ("CRA") published in writing by it prior to the date hereof. There can be no assurance that proposed amendments to the Tax Act will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, regulatory or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account any other federal, provincial or foreign tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of the Debentures, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding the Debentures. All payments to non-residents of interest on the Debentures (including amounts deemed to be interest for purposes of the Tax Act) will be net of any applicable withholding taxes.

 Interest on Debentures

A Holder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder's income for a preceding taxation year.

Any other Holder, including an individual and a trust (other than a trust described in the preceding paragraph), will be required to include in income for a taxation year any interest on a Debenture received or receivable by such Holder in that taxation year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract" (as defined in the Tax Act) in relation to the Holder, such Holder will be required to include in computing income for a taxation year any interest that accrued or is deemed to accrue to the Holder on a Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year, except to the extent that such interest was otherwise included in the Holder's income for that or a preceding taxation year.

 Disposition of Debentures

Upon a disposition or deemed disposition of a Debenture, including on a redemption, payment on maturity, or purchase for cancellation, interest accrued thereon to the date of disposition will be included in computing the income of the Holder for the taxation year in which the disposition occurs except to the extent that such interest has otherwise been included in the Holder’s income for the year or a preceding taxation year. See "Interest on Debentures" above. Any amount paid by the Corporation as a penalty or bonus because of early repayment of all or part of the principal amount of a Debenture (as could occur on a Change of Control or early redemption of a Debenture including any applicable redemption premium) will be deemed to be interest received at that time by the Holder to the extent that such amount can reasonably be considered to relate to, and does not exceed the value at the time of the payment of, the interest that would have been paid or payable by the Corporation on the Debenture for a period ending after the payment of such amount.
A disposition or deemed disposition of a Debenture by a Holder, including on a redemption, payment on maturity or purchase for cancellation generally will result in the Holder realizing a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any amount included in the Holder’s income as interest and any reasonable costs of disposition, are greater (or less) than the Holder’s adjusted cost base thereof. Such capital gain (or capital loss) will be subject to the tax treatment described below under "– Taxation of Capital
Gains and Capital Losses".

An assignment of the Debentures, if any, as part of a reorganization of the Corporation, may result in the Holder being considered to have disposed of the Debenture. Accordingly, the Holder may be subject to the tax consequences described above arising on a disposition or deemed disposition of the Debenture. However, the exact tax consequences to a Holder on the assignment, if any, of the Debentures pursuant to reorganization will ultimately depend on the manner in which any reorganization and assignment of Debentures is undertaken. Holders should consult their own tax advisors regarding the tax consequences arising from any future assignment of Debentures.

 Taxation of Capital Gains or Losses

One-half of the amount of any capital gain (a "taxable capital gain") realized by a Holder in a taxation year generally must be included in the Holder's income for that year, and one-half of the amount of any capital loss (an "allowable capital loss") realized by a Holder in a taxation year must be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains in a particular year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

 Canadian-controlled Private Corporations

A Holder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts of interest and taxable capital gains.

 Alternative Minimum Tax

A capital gain realized by a holder who is an individual or trust (other than certain specified trusts) may give rise to a liability for alternative minimum tax.

ELIGIBILITY FOR INVESTMENT

In the Opinion Burnet, Duckworth & Palmer LLP, counsel to the Corporation, and McCarthy Tétrault LLP, counsel to the Underwriters, provided a class of shares of the Corporation are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX) on the closing date of this offering, the Debentures offered hereby will, as at that date, be qualified investments for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans, tax-free savings accounts ("TFSAs") and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans for which any employer is the Corporation or an employer which does not deal at arm's length with the Corporation for the purposes of the Tax Act), all within the meaning of the Tax Act (together, "Registered Plans").

Notwithstanding that the Debentures may be qualified investments as described above, the holder of a TFSA or the annuitant under a RRSP or RRIF that holds Debentures will be subject to a penalty tax if such Debentures are a "prohibited investment" within the meaning of the Tax Act. The Debentures will generally be a "prohibited investment" if the holder or the annuitant, as applicable, does not deal at arm's length with the Corporation, for the purposes of the Tax Act, or the holder or the annuitant, as applicable, has a "significant interest", within the meaning of the Tax Act, in the Corporation or in a corporation, partnership or trust with which the Corporation does not deal at arm's length for the purposes of the Tax Act.

The Department of Finance (Canada) announced that it intends to recommend changes to the "prohibited investment" rules discussed in the preceding paragraph. However, draft legislation to implement any changes has not been released and subscribers should consult their own tax advisors in this regard.

Prospective purchasers who intend to hold Debentures in Registered Plans should consult their own tax advisors regarding their particular circumstances.

RISK FACTORS

An investment in the Debentures is subject to various risks including those risks inherent to the industries in which we operate. Before deciding whether to invest in any Debentures, investors should consider carefully the risks set out below and in any documents incorporated by reference herein (including the Base Shelf Prospectus, the 2011 Annual Information Form, the 2011 Annual MD&A and any subsequently filed documents incorporated herein by reference). If any of the risks described below (or in the documents incorporated by reference herein) materialize, our business, financial condition or results of operations could be materially and adversely affected. Additional risks and uncertainties not currently known to us that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

The information set forth below contains "forward-looking statements", which are qualified by the information contained in the section of this Prospectus Supplement entitled "Forward-Looking Statements". Capitalized terms used below that are not defined below have the meanings given to them elsewhere in this Prospectus Supplement including the "Description of the Debentures" section.

Risks Relating to an Investment in the Debentures

Our ability to make certain payments or advances will be subject to applicable laws and contractual restrictions

Our ability to make certain payments or advances will be subject to applicable laws and contractual restrictions in the instruments governing our indebtedness (including the Credit Facilities and the Canadian Indenture). The degree to which we are leveraged could have important consequences, including: (i) our ability to obtain additional financing for working capital, capital expenditures, or acquisitions may be limited; (ii) all or part of our cash flow from operations may be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for operations; and (iii) certain of our borrowings will be at variable rates of interest, which exposes us to the risk of increased interest rates. These factors may adversely affect our cash flow.

The Credit Facilities and the Canadian Indenture contain numerous restrictive covenants that limit our discretion with respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets. In addition, the Credit Facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in the Credit Facilities could result in a default, which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness or the Debentures.

Our financial condition effects our ability to make debt payments or refinance our debt obligations

Our ability to make scheduled payments on or refinance our debt obligations, including the Debentures, depends on our financial condition and operating performance, which are subject to a number of factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Debentures.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the Debentures. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Credit Facilities and the Canadian Indenture restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate any such dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, results of operations, financial condition and our ability to satisfy our obligations under the Debentures.

There is a Lack of an Active Trading Market for the Debentures

There is no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this Prospectus Supplement. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation.

If the Debentures are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our performance and other factors.

No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

The Credit Ratings Assigned to the Debentures May Change

There cannot be any assurance that any credit rating assigned to the Debentures issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which we can access public debt markets.

Our Coverage Ratios

See "Earnings Coverages" which is relevant to an assessment of the risk that we may be unable to pay interest or principal on the Debentures when due.

The Market Value of the Debentures will fluctuate as prevailing interest rates change

Prevailing interest rates will affect the market value of the Debentures, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Debentures, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

 There are risks relating to the unsecured nature of the Debentures

 The Debentures will be our senior unsecured obligations and will rank equally and rateably with all of our existing and future senior unsecured indebtedness, including the 2016 Debentures and the 2021 Debentures. The Debentures will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of the Debentures. In that event, a holder of Debentures may not be able to recover any principal or interest due to it under the Debentures.

 Structural Subordination of the Debentures

Liabilities of a parent entity with assets held by various subsidiaries may result in the structural subordination of the lenders of the parent entity. The parent entity is entitled only to the residual equity of its subsidiaries after all debt obligations of its subsidiaries are discharged. In the event of a bankruptcy, liquidation or reorganization of us, holders of our indebtedness (including holders of Debentures) may become subordinate to lenders to our subsidiaries.

Certain of our wholly-owned Subsidiaries will provide a guarantee pursuant to which the Indenture Trustee will, subject to the Canadian Indenture, be entitled to seek redress from such Subsidiaries for the guaranteed indebtedness. These guarantees are intended to eliminate structural subordination which arises as a consequence of certain of our assets being held in various Subsidiaries. Although our wholly-owned material Subsidiaries will provide a guarantee, not all of our Subsidiaries will provide such a guarantee and there can be no assurance that enforcement of such guarantees will result in the payment of the obligations that are the subject of the guarantee. See "Description of the Debentures – Guarantee".

We may not be able to finance an offer to purchase the Debentures following a Change of Control

If we experience a Change of Control, we may be required to make an offer to repurchase all of the Debentures (together with the 2016 Debentures and the 2021 Debentures) prior to their maturity. We may not have sufficient funds or be able to arrange for additional financing at the time of the Change of Control to make the required repurchase. There is no sinking fund with respect to the Debentures.

Our ability to repurchase Debentures following a Change of Control may be limited by a number of factors. The occurrence of the events constituting a Change of Control under the Canadian Indenture may constitute a default under our Credit Facilities and may result in an event of default in respect of other current or future indebtedness of us and our Subsidiaries and, consequently, the lenders thereof may have the right to require repayment of such indebtedness in full. Moreover, the exercise by holders of Debentures of their right to require us to repurchase the Debentures upon a Change of Control could cause a default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on us. In the event a Change of Control occurs at a time when we are prohibited from purchasing Debentures or our Subsidiaries are prohibited from making distributions to us to purchase Debentures under the terms of any agreements governing indebtedness of us and our Subsidiaries or otherwise, we could seek the consent of our lenders to the purchase of Debentures or the making of such distributions or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing Debentures. In that case, our failure to purchase tendered Debentures would constitute an Event of Default under the Canadian Indenture which could, in turn, constitute a default under the other indebtedness. See "Description of the Debentures – Change of Control".

The Guarantors may be released upon the occurrence of certain events

A Guarantor will be automatically released from its Guarantee upon the occurrence of certain events, including the following:

•	the designation of such Guarantor as an Unrestricted Subsidiary; or

•	the sale or other disposition, including the sale of all or substantially all of the assets, of such Guarantor or the sale or issuance of a majority of the shares of such Guarantor to a third party.

If any such Guarantee is released, no holder of Debentures will have a claim as a creditor against any such former Guarantor and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of such former Guarantor will be effectively senior to the claim of any holders of the Debentures. See "Description of the Debentures".

Canadian bankruptcy and insolvency laws may impair the Indenture Trustee's ability to enforce remedies under the Debentures

The rights of the Indenture Trustee to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors.

A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. The powers of the court under the Bankruptcy and Insolvency Act (Canada), and particularly under the Companies' Creditors Arrangement Act (Canada), have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the Debentures would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the Indenture Trustee could exercise its rights under the Canadian Indenture or whether and to what extent holders of the Debentures would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.

Applicable statutes allow courts, under specific circumstances, to void guarantees in certain circumstances

Our creditors or the creditors of one or more of the Guarantors could challenge the Guarantees as a fraudulent transfer, conveyance or preference or on other grounds under applicable Canadian federal or provincial law or United States federal or state law, as applicable. While the relevant laws vary from one jurisdiction to another, the entering into of the Guarantees by certain Guarantors could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court were to determine that:

•	the Guarantor delivered its Guarantee with the intent to defeat, hinder, delay or defraud its existing or further creditors;

•	the Guarantor did not receive fair consideration for the delivery of the Guarantee; or

•	the Guarantor was insolvent at the time it delivered the Guarantee.

To the extent a court voids a Guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of Debentures would cease to have any direct claim against the Guarantor. If a court were to take this action, the Guarantor's assets would be applied first to satisfy the Guarantor's liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to us to be applied to the payment of the Debentures. If a court were to conclude that the Guarantee should be subordinated for equitable reasons to claims of other creditors of a Guarantor, then those other creditors must be satisfied before any portion of the assets of that Guarantor would be available to satisfy the Guarantee. We cannot assure you that a Guarantor's remaining assets would be sufficient to satisfy the claims of the holders of the Debentures relating to any voided portions or subordinated portions of the Guarantees.

In addition, the corporate statutes or other instruments governing the Guarantors may also have provisions that serve to protect each Guarantor's creditors from impairment of its capital from financial assistance given to its corporate insiders where there are reasonable grounds to believe that, as a consequence of this financial assistance, the Guarantor would be insolvent or the book value, or in some cases the realizable value, of its assets would be less than the sum of its liabilities and its issued and paid-up share capital. While the applicable corporate laws may not prohibit financial assistance transactions and a corporation is generally permitted flexibility in its financial dealings, the applicable corporate laws may place restrictions on each Guarantor's ability to give financial assistance in certain circumstances. A court may also, in certain circumstances, hold that the Guarantees should be subordinated for equitable reasons to claims of other creditors of a Guarantor.

MARKET FOR SECURITIES

There is no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this Prospectus Supplement. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation.

The Common Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol "BTE". The Common Shares commenced trading on the TSX on January 7, 2011 and on the NYSE on January 3, 2011. The following table sets forth certain trading information for the Common Shares in Canada and the United States for the periods indicated.

	Canada Composite Trading			United States Composite Trading
	Price Range			Price Range
	High ($)	Low ($)	Volume Traded	High ($US)	Low ($US)	Volume Traded

2011
August	53.62	43.45	15,922,282	57.22	43.71	10,478,705
September	50.84	41.71	15,526,773	51.94	40.30	8,665,835
October	54.97	39.18	16,429,558	55.30	36.89	8,235,141
November	54.78	49.14	13,311,944	54.04	47.07	5,519,328
December	57.26	51.70	10,205,150	56.40	49.65	5,250,886

2012
January	59.40	54.13	10,735,168	59.27	52.85	4,342,870
February	59.27	54.86	10,633,575	59.50	54.80	3,430,316
March	57.73	50.52	12,588,635	58.42	50.49	4,142,123
April	53.33	47.41	12,693,544	54.35	47.30	5,620,731
May	53.61	44.23	18,953,560	54.47	42.68	8,563,500
June	46.12	38.54	16,496,223	45.11	37.40	7,019,959
July (1 to 5)	44.80	42.93	1,456,248	44.20	41.21	498,179

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are Deloitte & Touche LLP, of Calgary, Alberta. Our auditors have advised us that they are independent of us in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

The trustee, transfer agent and registrar for the Debentures will be Valiant Trust Company at its principal office in Calgary, Alberta.

LEGAL MATTERS

Legal matters in connection with the issuance of the Debentures offered by this Prospectus Supplement will be passed upon at the date of closing on behalf of us by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. Certain United States legal matters in connection with the issuance of the Debentures will be passed upon by Carter Ledyard & Milburn LLP, New York, New York.

As of the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares. John A. Brussa, a partner of Burnet, Duckworth & Palmer LLP, is a member of our Board of Directors.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We have read the prospectus supplement dated July 10, 2012 qualifying the distribution of Cdn. $300,000,000 aggregate principal amount of 6.625% series C senior unsecured debentures due July 19, 2022 of Baytex Energy Corp. (the "Corporation") to the short form base shelf prospectus dated August 4, 2011 (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Board of Directors and shareholders of the Corporation on the consolidated statements of financial position of the Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income and comprehensive income, statements of changes in equity, and statements of cash flows for the years ended December 31, 2011 and December 31, 2010. Our report is dated March 13, 2012.

Calgary, Alberta	(signed)	"Deloitte & Touche LLP"
July 10, 2012		Independent Registered Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated:           July 10, 2012

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada except Québec.

BAYTEX ENERGY CORP.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
Executive Chairman and Interim Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

By: (signed) "John A. Brussa"	By: (signed) "Dale O. Shwed"
Director	Director

CERTIFICATE OF THE GUARANTORS

Dated: July 10, 2012

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada, except Québec.

BAYTEX ENERGY LTD.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
Executive Chairman and Interim Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Energy Ltd.

By: (signed) "John A. Brussa"	By: (signed) "Dale O. Shwed"
Director	Director

BAYTEX MARKETING LTD.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Marketing Ltd.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
Director	Director

BAYTEX OIL & GAS LTD.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Oil & Gas Ltd.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
Director	Director

BAYTEX ENERGY USA LTD.

By: (signed) "Daniel G. Anderson"	By: (signed) "W. Derek Aylesworth"
President	Chief Financial Officer

On behalf of the Board of Directors of Baytex Energy USA Ltd.

By: (signed) "Daniel G. Anderson"	By: (signed) "Timothy R. Morris"
Director	Director

BAYTEX COMMERCIAL TRUST 1, BAYTEX COMMERCIAL TRUST 2,
BAYTEX COMMERCIAL TRUST 3, BAYTEX COMMERCIAL TRUST 4,
BAYTEX COMMERCIAL TRUST 5, BAYTEX COMMERCIAL TRUST 6
AND BAYTEX COMMERCIAL TRUST 7
BY THEIR MANAGER, BAYTEX OIL & GAS LTD.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Oil & Gas Ltd.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
Director	Director

BAYTEX HOLDINGS LIMITED PARTNERSHIP,
BY ITS GENERAL PARTNER, BAYTEX MARKETING LTD.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Marketing Ltd.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
Director	Director

BAYTEX ENERGY PARTNERSHIP,
BY ITS MANAGING PARTNER, BAYTEX ENERGY LTD.

By: (signed) "Raymond T. Chan"	By: (signed) "W. Derek Aylesworth"
Executive Chairman and Interim Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Energy Ltd.

By: (signed) "John A. Brussa"	By: (signed) "Dale O. Shwed"
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: July 10, 2012

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except Québec.

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